SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)


                             Systems Evolution Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872012109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Michael Paige
                            Jackson & Campbell, P.C.
                              1120 20th Street, NW
                              Washington, DC 20036
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No. 872012109                    13D                     Page 2 of 5 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert C. Rhodes, II
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF    27,178,000 shares of common stock of Systems Evolution Inc.
                     Owned directly.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    N/A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         27,178,000 shares of common stock of Systems Evolution Inc.
                     Owned directly.
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,178,000 shares of common stock owned beneficially consisting of: 27,178,000 shares of common stock of Systems Evolution Inc. owned directly and options vested to purchase 1,000,000 shares of common stock.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872012109                    13D                     Page 3 of 5 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

         COMMON STOCK, PAR VALUE $0.01 of Systems Evolution Inc.,
         10707 Corporate Drive Suite 156, Stafford, Texas 77477
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Robert C. Rhodes

     (b) 10707 Corporate Drive, Suite 156, Stafford, Texas 77477

     (c) CEO, Systems Evolution Inc.

     (d) N/A

     (e) N/A

     (f) U.S.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On September 9, 2003, 27,178,000 shares of Systems Evolution Inc., an Idaho public corporation then known as Wallace Resources, Inc., were Exchanged for 8,000,000 shares of Systems Evolution, Inc., a Texas corporation. On July 1, 2004, System Evolution Inc. entered into an employment agreement retroactively effective as of January 1, 2004 in which the company issued to Robert C. Rhodes options to purchase 6,000,000 shares of common stock at an exercise price of $0.05 per share expiring December 31, 2013 and vesting 500,000 per quarter.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) N/A

     (b) N/A

     (c) N/A

     (d) N/A

     (e) N/A

     (f) N/A

     (g) N/A

     (h) N/A

     (i) N/A

     (j) N/A

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 27,178,000 shares with a right to buy 1,000,000 shares, 52.8%

     (b) 27,178,000 shares

     (c) N/A

     (d) N/A

     (e) N/A

________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Rhodes entered into a lock up with his shares on August 31, 2004. In this Agreement, Mr. Rhodes agreed not to sell or otherwise dispose of any of the shares of Common Stock of the Corporation owned by him for a period of two (2) years following the date of the Agreement.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


________________________________________________________________________________

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            09/09/2004
                                        ----------------------------------------
                                                         (Date)


                                           /s/ Robert C. Rhodes, II
                                        ----------------------------------------
                                                       (Signature)


                                           CEO, Chairman of the Board
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).